As filed with the Securities and Exchange Commission on May 13, 2011

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-9

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NOVA SCOTIA POWER INCORPORATED

(Exact name of Registrant as specified in its charter)

Nova Scotia, Canada	4911	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification) Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable)

  1894 Barrington Street

  Barrington Tower, Scotia Square

  P.O. Box 910

  Halifax NS B3J 2A8

  Canada

  (902) 428-6096

  (Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, New York, NY 10011, (212) 894-8440

(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Stephen D. Aftanas Corporate Secretary Nova Scotia Power Incorporated 1894 Barrington Street Barrington Tower, Scotia Square P.O. Box 910 Halifax NS B3J 2A8 Canada	Robert C. Lando, Esq. Osler, Hoskin & Harcourt LLP 620 Eighth Avenue – 36th Floor New York, New York 10018

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective

Province of Nova Scotia, Canada

(Principal jurisdiction regulating this offering (if applicable))

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B.	☒	At some future date (check the appropriate box below):
	1.	☐	pursuant to Rule 467(b) on at (designate a time not sooner than 7 calendar days after filing)
	2.	☐	pursuant to Rule 467(b) on at (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on
	3.	☒	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☐	After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf short form prospectus offering procedures, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)(2)	Proposed maximum offering price per Security	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Debt Securities
Total	U.S.$521,811,730	100%	U.S.$521,811,730	U.S.$60,582

(1)	In U.S. dollars or the equivalent thereof in foreign denominated currencies or currency units.
(2)	Estimated solely for purposes of calculating the registration fee. This Registration Statement registers debt securities of the Registrant having an aggregate initial offering price of up to U.S.$521,811,730, being equivalent to Cdn$500,000,000 at the current exchange rate.
(3)	Based upon a proposed maximum aggregate offering price of Cdn$500,000,000 at an exchange rate of U.S.$1.0436 = Cdn$1.00, the Bank of Canada noon day exchange rate for the Canadian dollar. Pursuant to Rule 457(p) of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby offsets the registration fee required to be paid in connection with this registration statement by U.S.$13,866 previously paid by the Registrant in connection with the registration of debt securities on Form F-9 (Commission File No. 333-168126) filed with the Commission on July 15, 2010 (the “Initial Registration Statement”), of which U.S.$194,480,000 principal amount were not sold. Accordingly, the filing fee paid herewith is U.S.$46,716.

Pursuant to Rule 429 under the Securities Act, the prospectus contained in this registration statement relates to the Initial Registration Statement. This registration statement constitutes a post-effective amendment to the Initial Registration Statement, and such post-effective amendment shall become effective concurrently with the effectiveness of this registration statement in accordance with Section 8(c) of the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

This amendment, together with the amended and restated short form base shelf prospectus dated July 15, 2010, and each document incorporated by reference into the amended and restated short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Amendment No. 1 dated May 13, 2011 to the Amended and Restated Short Form Base Shelf Prospectus dated July 15, 2010.

NOVA SCOTIA POWER INCORPORATED

$800,000,000

Debt Securities

(Unsecured)

The Amended and Restated Short Form Base Shelf Prospectus dated July 15, 2010 (the “Amended and Restated Base Shelf Prospectus”) of Nova Scotia Power Incorporated (“NSPI”) is hereby amended to increase the aggregate principal amount of debt securities that may be offered from time to time under the Amended and Restated Base Shelf Prospectus, as supplemented, from $500,000,000 to $800,000,000 (or the equivalent thereof in foreign currencies based on the applicable exchange rate at the time of the offering). As of the date of this Amendment No. 1, NSPI has distributed debt securities in an aggregate principal amount of $300,000,000 under the Amended and Restated Base Shelf Prospectus, as supplemented.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Amended and Restated Base Shelf Prospectus, as amended by this Amendment No. 1, in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

The audited comparative financial statements of NSPI for the years ended December 31, 2010 and December 31, 2009 incorporated by reference in this Amendment No. 1 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are subject to Canadian auditing and auditor independence standards. As a result, our audited comparative financial statements for the years ended December 31, 2010 and December 31, 2009 may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Effective January 1, 2011, we adopted U.S. GAAP as the reporting standard for our comparative financial statements.

Prospective investors should be aware that the acquisition of the debt securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in or citizens of the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of the Province of Nova Scotia, that all of its officers and directors are Canadian residents, that all of the experts named in the Amended and Restated Base Shelf Prospectus, as amended by this Amendment No. 1, are Canadian residents and that substantially all of the assets of the Company and said persons are located in Canada.

THE DEBT SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE AMENDED AND RESTATED BASE SHELF PROSPECTUS, AS AMENDED BY THIS AMENDMENT NO. 1. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Specifically, the Amended and Restated Base Shelf Prospectus is amended by deleting the two references to “$500,000,000” contained on the face page of the Amended and Restated Base Shelf Prospectus and substituting “$800,000,000” therefor. As a result, the first sentence of the first paragraph of the text on the face page of the Amended and Restated Base Shelf Prospectus, as so amended, reads as follows:

“Nova Scotia Power Incorporated (“NSPI” or the “Company”) may from time to time offer debt securities, up to an aggregate initial offering price of $800,000,000 (or its equivalent in foreign currencies based on the applicable exchange rate at the time of the offering) during the 25 month period ending June 21, 2012 that this amended and restated base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid.”

The Amended and Restated Base Shelf Prospectus is further amended by deleting the first sentence of the paragraph under the heading “Use of Proceeds” on page 9 of the Amended and Restated Base Shelf Prospectus and substituting the following therefor:

“NSPI may offer the debt securities from time to time up to an aggregate initial offering price of $800,000,000 (or its equivalent in foreign currencies based on the applicable exchange rate at the time of the offering) during the 25 month period ending June 21, 2012 that this Prospectus, including any amendments thereto, remains valid.”

2

AUDITORS’ CONSENT

We have read Amendment No. 1 dated May 13, 2011 to the Amended and Restated Short Form Base Shelf Prospectus of Nova Scotia Power Incorporated (the “Company”) dated July 15, 2010, relating to the sale and issue of debt securities (unsecured) of the Company in an aggregate principal amount of up to $800,000,000 (as amended, collectively, the “Amended and Restated Base Shelf Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Amended and Restated Base Shelf Prospectus of our report to the shareholders of the Company on the balance sheets of the Company as at December 31, 2010 and 2009 and the statements of earnings, changes in shareholders’ equity and cash flows of the Company for each of the years in the two year period ended December 31, 2010. Our report is dated February 9, 2011.

Halifax, Canada	(Signed) “Grant Thornton LLP”
May 13, 2011	Chartered Accountants

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS

(amending and restating the short form base shelf prospectus dated May 21, 2010)

This amended and restated short form prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this amended and restated prospectus has become final and that permits the omission from this amended and restated prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this amended and restated prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Nova Scotia Power Incorporated, Barrington Tower, 1894 Barrington Street, P.O. Box 910, Halifax, Nova Scotia, B3J 2W5 (telephone: 902-428-6520) and are also available electronically at www.sedar.com.

This short form amended and restated prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

New Issue	July 15, 2010

NOVA SCOTIA POWER INCORPORATED

$500,000,000

Debt Securities (unsecured)

Nova Scotia Power Incorporated (“NSPI” or the “Company”) may from time to time offer debt securities, up to an aggregate initial offering price of $500,000,000 (or its equivalent in foreign currencies based on the applicable exchange rate at the time of the offering) during the 25 month period ending June 21, 2012 that this amended and restated base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid. The debt securities offered hereby may be offered separately or together, in separate series, in amounts, at prices, with maturities, and on terms to be set forth in one or more shelf prospectus supplements (each, a “Prospectus Supplement”). See “Description of Securities Being Distributed”. All currency amounts in this Prospectus are stated in Canadian dollars, unless otherwise indicated.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the debt securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of the Province of Nova Scotia, that all of its officers and directors are Canadian residents, that all of the experts named in the registration statement are Canadian residents and that all of the assets of the Company and said persons are located in Canada.

The debt securities have not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The specific terms of any offering of debt securities will be set forth in a Prospectus Supplement including, where applicable, the specific designation, currency of issue (if other than Canadian dollars), authorized denominations, aggregate principal amount and any limit thereon, issue price (or the manner of determination thereof, if offered on a non-fixed price basis and whether at par, at a premium or at a discount), date of issue, maturity date, any provisions to extend the maturity date, rate of interest (either fixed or floating and, if floating, the manner of calculation thereof), interest payment dates, redemption or repayment provisions, sinking fund, refunding, conversion, additional covenants (including the provision of security), the method of distribution, the actual proceeds to NSPI and any other applicable provisions. NSPI reserves the right to set forth in a Prospectus Supplement specific terms of debt securities that are not within the options and parameters set forth in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the debt securities to which the Prospectus Supplement pertains.

NSPI may sell the debt securities to or through underwriters purchasing as principal and may also sell the debt securities to one or more other purchasers directly or through agents. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of debt securities will identify each underwriter or agent, as the case may be, engaged by NSPI in connection with the offering and sale of the debt securities and will set forth the terms of the offering of such debt securities, including the method of distribution of such debt securities, proceeds to NSPI and any fees, discounts or other compensation payable to underwriters or agents, and any other material terms of the offering of such debt securities. There is no market through which any debt securities offered hereunder may be sold. Accordingly, purchasers may not be able to resell the debt securities purchased under this Prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. See “Risk Factors”.

The offering of debt securities is subject to the approval of certain legal matters on behalf of NSPI by Stephen D. Aftanas, its Corporate Secretary, and Cox & Palmer.

The head and registered office of NSPI is located at Barrington Tower, 1894 Barrington Street, Halifax, Nova Scotia B3J 2W5.

AVAILABLE INFORMATION

This Prospectus is part of a registration statement on Form F-9 relating to the Securities (the “Registration Statement”) that the Company has filed with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. United States investors should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the Company and the Securities.

The Company will file or furnish annual and quarterly reports, material change reports and other information with the securities commissions or similar regulatory authorities in each of the provinces of Canada and with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements in Canada, which differ from those in the United States. Prospective investors may read and download any public document that the Company has filed with securities commissions or similar regulatory authorities in each of the provinces of Canada on the System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR, and which may be accessed at www.sedar.com. Prospective investors may read any document that the Company files with or furnishes to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Prospective investors may also obtain copies of the same documents from the SEC’s public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact it at www.sec.gov for further information on the public reference room. The Company’s filings will also be electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval sources.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents are being filed with the SEC as part of the Registration Statement: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of Grant Thornton LLP, Chartered Accountants, Halifax, Nova Scotia; (iii) the Trust Indenture and MTN Indenture described under the heading “Description of the Securities Being Distributed”, including the supplements thereto; and (iv) the powers of attorney from the Company’s directors and officers.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions and similar regulatory authorities in Canada and with the SEC.

The following documents, which have been filed with the various securities commissions or similar authorities in each of the provinces of Canada and filed with or furnished to the SEC, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the renewal Annual Information Form of NSPI dated March 31, 2010 for the year ended December 31, 2009;

(b)	the audited comparative financial statements of NSPI as at and for the years ended December 31, 2009 and December 31, 2008, together with the auditors’ report thereon and Management’s Discussion and Analysis for the year ended December 31, 2009; and

(c)	the unaudited interim financial statements of NSPI as at and for the three months ended March 31, 2010 and March 31, 2009, together with Management’s Discussion and Analysis for the three months ended March 31, 2010.

Any documents of the type referred to above, and any material change reports (other than confidential material change reports) and any other documents required under applicable securities laws to be incorporated by reference into this Prospectus, if filed by NSPI with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of any offering of debt securities, shall be deemed to be incorporated by reference into this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement. In addition, any other report filed with or furnished to the SEC by the Company shall be deemed to be incorporated by reference as an exhibit to the Registration Statement, if and to the extent that such report expressly so provides.

Upon a new annual information form, new annual comparative financial statements and accompanying management’s discussion and analysis being filed by NSPI with (and where required, accepted by) the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual comparative financial statements and accompanying management’s discussion and analysis, all interim financial statements and accompanying management’s discussion and analysis, and all material change reports filed prior to the commencement of the financial year of NSPI in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for the purposes of future offers and sales of debt securities hereunder. Upon any interim financial statements and accompanying management’s discussion and analysis being filed by NSPI with and, where required, accepted by the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of debt securities hereunder.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

This Prospectus has been filed under securities legislation in each of the Provinces of Canada that permits certain information about these debt securities to be determined after this Prospectus has become final and that permits the omission from this Prospectus of that information. One or more Prospectus Supplement(s) containing the specific terms in respect of any offering of debt securities and any additional or updated information omitted from this Prospectus that NSPI elects or is required to include in such Prospectus Supplement(s) will be delivered to purchasers of such debt securities together with this Prospectus. Each such Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus for purposes of securities legislation as of the date of each such Prospectus Supplement and only for purposes of the distribution of debt securities to which that Prospectus Supplement pertains.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated herein by reference, contains forward-looking information and statements which reflect management’s expectations regarding the future growth, results of operations, performance, business prospects and opportunities of NSPI, and may not be appropriate for other purposes. All such information and statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The words “anticipates”, “believes”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information reflects NSPI management’s current beliefs and is based on information currently available to NSPI’s management.

The forward-looking information in this Prospectus, including the documents incorporated herein by reference, includes, but is not limited to, statements regarding: NSPI’s earnings and cash flow; the growth and diversification of NSPI’s business and earnings base; NSPI’s expected compliance with the regulation of its operations; NSPI’s environmental initiatives and expected compliance with provincial standards; the completion of announced acquisitions; the expected timing of regulatory decisions; forecasted gross capital expenditures; the nature, timing and costs associated with certain capital projects; the expected impacts on NSPI of the downturn in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that NSPI will continue to have reasonable access to long-term capital in the near to medium terms; expected debt maturities and repayments; expectations about increases in interest expense and/or fees associated with credit facilities; and no material adverse credit rating actions being expected in the near term. The forecasts and projections that make up the forward-looking information are based on assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major event; the continued ability to maintain transmission and distribution systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; the continued competitiveness of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws that may materially affect the operations and cash flows of NSPI; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; no material decrease in market energy sales prices; favourable labour relations; and sufficient human resources to deliver service and execute the capital program.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ from current expectations include, but are not limited to: regulatory risk; operating and maintenance risks; unanticipated maintenance and other expenditures; economic conditions; availability and price of energy and other commodities; capital resources and liquidity risk; weather and seasonality; commodity price risk; competitive pressures; construction; derivative financial instruments and hedging availability and cost of financing; interest rate risk; counterparty risk; competitiveness of electricity; commodity supply; performance of counterparties, partners, contractors and suppliers in fulfilling their obligations; environmental risks; insurance coverage risk; foreign exchange; an unexpected outcome of legal proceedings currently against NSPI; regulatory and government decisions including changes to environmental, financial reporting and tax legislation; licences and permits; loss of service area; market energy sales prices; labour relations; and availability of labour and management resources.

For additional information with respect to NSPI’s risk factors, reference should be made to the section of this Prospectus entitled “Risk Factors”.

READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AS ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE PLANS, EXPECTATIONS, ESTIMATES OR INTENTIONS EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING INFORMATION IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS QUALIFIED IN ITS ENTIRETY BY THE ABOVE CAUTIONARY STATEMENTS AND, EXCEPT AS REQUIRED BY LAW, NSPI UNDERTAKES NO OBLIGATION TO REVISE OR UPDATE ANY FORWARD-LOOKING INFORMATION AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

SUMMARY DESCRIPTION OF BUSINESS

NSPI is the primary electricity supplier in Nova Scotia, providing over 95% of the electricity generation, transmission and distribution in the province. NSPI is the largest operating subsidiary of Emera Incorporated (“Emera”), a company incorporated under the laws of Nova Scotia. NSPI and its predecessor companies have been producing and supplying electricity in Nova Scotia for more than 80 years.

NSPI owns 2,293 megawatts (“MW”) of generating capacity. Approximately 53% of the capacity is fired by solid fuel; oil and natural gas together comprise another 29% of capacity; and hydro, wind and biomass production provide approximately 18%. In addition, NSPI has contracts to purchase renewable energy from independent power producers (“IPPs”). These IPPs own 137 MW of wind and biomass fuelled generation capacity. A further 212 MW of renewable capacity is being built directly or purchased under long-term contracts by NSPI, of which 163 MW are expected to be in service by the end of 2010. NSPI also owns approximately 5,000 kilometres of transmission facilities, and approximately 27,000 kilometres of distribution facilities. NSPI has a workforce of approximately 1,900 people.

NSPI is a public utility as defined in the Public Utilities Act (Nova Scotia) (the “Public Utilities Act”) and is subject to regulation under the Public Utilities Act by the Nova Scotia Utility and Review Board (the “UARB”). The Public Utilities Act gives the UARB oversight authority with respect to NSPI’s operations and expenditures. Electricity rates for NSPI’s customers are also subject to UARB approval. NSPI is not subject to a mandatory annual rate review process, but rather participates in hearings from time to time, which may be at NSPI’s or the regulator’s request. Since January 2009, NSPI has been operating with a fuel adjustment mechanism for fuel expense recovery, which is subject to UARB review and approval.

USE OF PROCEEDS

NSPI may offer the debt securities from time to time up to an aggregate initial offering price of $500,000,000 (or its equivalent in foreign currencies based on the applicable exchange rate at the time of the offering) during the 25 month period ending June 21, 2012 that this Prospectus, including any amendments thereto, remains valid. Except as otherwise provided in any Prospectus Supplement, the net proceeds from the sale of the debt securities, after deducting costs of issue and the agents’ or underwriters’ fees or other remuneration, will be added to the general funds of NSPI and applied primarily to refinance existing indebtedness, including bank indebtedness, to finance capital expenditures and for other general corporate purposes. The amount of net proceeds to be used for any such purpose will be set forth in a Prospectus Supplement. NSPI may from time to time issue securities other than pursuant to this Prospectus.

PLAN OF DISTRIBUTION

NSPI may sell debt securities to or through underwriters purchasing as principal and may also sell debt securities to one or more purchasers directly or through agents. Debt securities may be sold from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at prevailing market prices at the time of sales or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If the debt securities are offered on a non-fixed price basis, the underwriters’ compensation will be increased or decreased by the amount by which the aggregate price paid for the debt securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters to NSPI. If, in connection with the offering of debt securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the debt securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in the Prospectus Supplement in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the debt securities is less than the gross proceeds paid by the underwriters to NSPI.

Any underwriter or agent engaged in connection with the offering and sale of a particular series or issue of debt securities will be identified in a Prospectus Supplement along with the terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to NSPI and any fees, discounts or other compensation payable to the underwriters or agents.

Under agreements which may be entered into by NSPI, underwriters and agents who participate in the distribution of debt securities may be entitled to indemnification by NSPI against certain liabilities, including liabilities arising out of any misrepresentation in this Prospectus and the documents incorporated by reference therein, other than liabilities arising out of any misrepresentation made by underwriters or agents who participate in the offering of debt securities.

There is no market through which any debt securities offered hereunder may be sold. Accordingly, purchasers may not be able to resell the debt securities purchased under this Prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. In connection with any offering of debt securities, the underwriters or agents may, subject to the foregoing, over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Any underwriters or agents to or through whom debt securities are sold by NSPI for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice.

EARNINGS COVERAGE RATIOS

The following earnings coverage ratios are calculated as at December 31, 2009 and March 31, 2010 for the respective 12 month periods then ended. The ratios (i) do not give effect to the issue of any debt securities pursuant to this Prospectus, and (ii) do not purport to be indicative of any earnings coverage ratio for future periods. The December 31, 2009 ratio is based on the audited financial statements as at December 31, 2009 and the March 31, 2010 ratio is based on the unaudited financial statements as at March 31, 2010.

	Twelve months ended December 31, 2009	Twelve months ended March 31, 2010
Earnings Coverage on Long-Term Debt(1)	2.39	2.31

(1)	Earnings coverage on long-term debt is equal to net earnings applicable to common shares plus: income taxes, interest on long term-debt, amortization of debt financing and after tax preferred dividends divided by interest on long-term debt plus amortization of debt financing and after tax preferred dividends.

NSPI’s interest requirements for the 12 months ended December 31, 2009 amounted to $109.3 million. NSPI’s earnings before interest and income tax for the 12 months ended December 31, 2009 were $261.0 million, which is 2.39 times NSPI’s aggregate dividend and interest requirements for this period. NSPI’s interest requirements for the 12 months ended March 31, 2010 amounted to $109.2 million. NSPI’s earnings before interest and income tax for the 12 months ended March 31, 2010 were $251.8 million, which is 2.31 times NSPI’s aggregate dividend and interest requirements for this period.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of NSPI since March 31, 2010.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The debt securities will be issued under a trust indenture dated as of October 15, 1993, as supplemented from time to time (the “Trust Indenture”) or under a trust indenture dated as of October 8, 1993, as supplemented from time to time (the “MTN Indenture”), in each case between NSPI and Computershare Trust Company (the assignee of Montreal Trust Company of Canada). The Trust Indenture and the MTN Indenture are sometimes referred to herein as the “Indenture” or the “Indentures”. Computershare Trust Company of Canada is referred to herein as the “Trustee”.

The following description sets forth certain general terms and provisions of the debt securities. For full particulars reference should be made to the Indentures, copies of which are available electronically at www.sedar.com and through the SEC’s EDGAR system which may accessed at www.sec.gov.

General

The debt securities may be issued in one or more series. Debt securities offered hereby will be offered to the public by NSPI at such times and upon such terms as are determined by NSPI based on a number of factors, including market conditions at the time of issue. Debt securities issued under the Trust Indenture will be issued in denominations of $1,000 and integral multiples thereof. Debt securities issued under the MTN Indenture will be issued in minimum denominations of $5,000 and integral multiples of $1,000 thereafter and will have maturities of not less than one year.

The terms of a particular issue of debt securities will be described in the Prospectus Supplement relating to each offering of debt securities. Prospectus Supplements will set out the following terms of, and information relating to, the debt securities being offered thereby:

(a)	the specific designation of such debt securities;

(b)	the date or dates of issue of the debt securities;

(c)	aggregate principal amount and any limit thereon, authorized denominations and maturity date or dates (together with any provisions to extend a maturity date) of the debt securities;

(d)	the issue price (or the manner of determination thereof, if offered on a non-fixed price basis and whether at par, at a premium or at a discount) of the debt securities;

(e)	the name of the agents or underwriters, if any, involved in the issue, the fee or other remuneration payable to such agents or underwriters and the net proceeds to NSPI from the sale of the debt securities;

(f)	the rate or rates of interest, which may be a fixed rate or a floating rate, and, if floating, the method of calculation thereof and interest payment dates for the debt securities;

(g)	the period or periods within which, the price or prices at which, and the terms and conditions upon which the debt securities may be redeemed, in whole or in part, at NSPI’s option;

(h)	the obligation, if any, of NSPI to redeem or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which the debt securities shall or may be redeemed or purchased, in whole or in part, pursuant to such obligation or option;

(i)	the currency or currencies (if other than Canadian dollars) in which the debt securities will be denominated and in which the principal of and premium, if any, and interest on such debt securities will be payable;

(j)	whether the debt securities may be exchanged or converted into other securities of NSPI;

(k)	whether the debt securities will be eligible for investment;

(l)	any additional covenants applicable to a particular issue of debt securities; and

(m)	any other applicable provisions, including any modifications or additions to the general terms of the debt securities as described herein.

NSPI reserves the right to set forth in a Prospectus Supplement specific terms of debt securities that are not within the options and parameters set forth in this Prospectus. If debt securities are issued in a currency other than Canadian dollars, purchasers of such debt securities should be aware that foreign exchange fluctuations will occur from time to time. NSPI makes no representations as to currency values.

Only Securities that meet the eligibility requirements for registration on Form F-9 shall be registered under the U.S. Securities Act pursuant to the Registration Statement, which include the requirements that the Securities be investment grade rated and non-convertible except to the extent permitted by the General Instructions to Form F-9.

Book Entry Securities

Debt securities may be issued under the Indenture in registered form or in the form of global debt securities (“Global Securities”) held by a depository designated by NSPI for the depositories’ participants (the “Depository”). The Depository will establish and maintain book entry accounts for its participants having interests in Global Securities. The interests of participants of the Depository in Global Securities, and transfers of interests in Global Securities between participants, will be effected by entries made in the records maintained by the Depository. The interests of the customers of participants in Global Securities will be represented by entries made in the records maintained by the participants. Purchasers of debt securities in respect of which Global Securities are issued will not be entitled to receive debt securities in definitive form. The issuance of debt securities as Global Securities will, if applicable, be referred to in the relevant Prospectus Supplement delivered with this Prospectus.

The following summary of certain provisions of the Indentures and the debt securities does not purport to be complete and is subject to the detailed provisions of the Indentures to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the debt securities. Additional details relating to debt securities of a particular series will be set forth in a Prospectus Supplement issued in respect of that series and, if applicable, in a further supplement to an Indenture.

Unsecured

The debt securities will be direct unsecured obligations of NSPI and will rank pari passu, except as to sinking funds, if any, with all other unsecured and unsubordinated indebtedness of NSPI issued pursuant to the Indentures.

Unlimited Amount

The aggregate principal amount of debt securities authorized under the Indentures is unlimited. The debt securities may be issued thereunder in one or more series.

Purchase for Cancellation

NSPI, when not in default under the Indentures, may purchase part or all of the debt securities at any time at any price in the open market or otherwise. Debt securities so purchased will be cancelled and shall not be re-issued.

Payment of Principal and Interest

NSPI will pay the principal and interest on debt securities at the dates and places, in the currencies and in the manner mentioned in the debt securities and in the Indentures. As interest becomes due on debt securities, NSPI, either directly or through the Trustee, shall, by electronic transfer of funds or by cheque sent by prepaid ordinary mail, or by such other means as agreed to by the Trustee, pay such interest (less any tax required to be withheld therefrom) to the registered holder of such debt security appearing on the register maintained by the Trustee, at the close of business on the fifteenth day prior to the applicable interest payment date, and addressed to such holder at such holder’s last address appearing on the register, unless otherwise directed by such holder. In the event of non-receipt of any cheque for interest by the person to whom it is sent in accordance with an Indenture, NSPI will issue to such person a replacement cheque for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon it being indemnified to its satisfaction.

Payments of principal on debt securities will be made against presentation and surrender thereof for cancellation at such places as are designated in the debt securities and in the Indentures.

The payment of principal and premiums, if any, and interest on the debt securities in accordance with the applicable Indenture shall absolutely satisfy and discharge the liability of NSPI with respect to such payment under the applicable debt securities unless, in the case of payment by cheque, such cheque is not paid upon presentation.

Events of Default

Except as otherwise noted below, each Indenture provides that the following constitute events of default (each an “Event of Default”) thereunder:

(a)	default in payment of principal on any debt securities when due, and such default shall have continued for 15 days;

(b)	default in payment of any interest due on any debt securities, and such default shall have continued for 90 days;

(c)	failure by NSPI to carry out or observe any covenant or condition contained in the Indentures within a period of 90 days, after notice has been given by the Trustee to NSPI specifying the default and requiring NSPI to remedy same;

(d)	certain events of bankruptcy, insolvency or analogous proceedings; and

(e)	upon an order being made or an effective resolution passed for the winding-up or liquidation of NSPI (other than pursuant to and in compliance with provisions in the Indentures relating to successor companies).

Acceleration on and Waiver of Default

If an Event of Default has occurred under an Indenture, the Trustee may in its discretion and shall upon the requisition in writing of the holders of at least 25% of the principal amount of the debt securities issued and outstanding under that Indenture, subject to any waiver of default under the Indenture, by notice in writing to NSPI declare the principal and interest on all debt securities then outstanding under the Indenture and other money payable thereunder to be due and payable.

If an Event of Default has occurred under an Indenture, (otherwise than by default in payment of principal monies at maturity) the holders of not less than 50% of the principal amount of the debt securities issued and outstanding under that Indenture, acting by extraordinary resolution, shall have the power to instruct the Trustee to waive the default (provided that if the Event of Default relates to a covenant applicable to a particular series of debt securities only, then the holders of 50% of the principal amount of outstanding debt securities of that series only, acting by extraordinary resolution, shall be entitled to waive the default). In addition, the Trustee, so long as it has not become bound to institute any proceedings under the Indenture, shall have power to waive the default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor.

If NSPI fails to pay promptly any principal and interest declared by the Trustee to be due and payable following an Event of Default, the Trustee may in its discretion or shall upon receiving notice of and being directed by a request, signed by the holder or holders of not less than 25% in principal amount of the outstanding debt securities, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed to obtain or enforce payment of the amounts due and payable together with other amounts due under an Indenture by such proceedings as are authorized under the Indenture or by law or equity as the Trustee shall have been directed to take or if a holder of debt securities’ request does not contain any direction, then by such proceedings authorized by the Indenture or by suit at law or at equity as the Trustee deems expedient. Holders of debt securities issued under either of the Indentures may not enforce the Indenture or the debt securities except as provided in the particular Indenture.

Modification of Rights

The rights of holders of debt securities under the Indentures may be modified. For that purpose, among others, the Indentures contain provisions to render binding on holders of debt securities (a) instruments in writing signed by the holders of 66 2/3% of the aggregate principal amount of debt securities issued and outstanding; and

(b) extraordinary resolutions passed by the votes of holders representing 66 2/3% of the principal amount of debt securities present and voting on a basis of one vote per $1,000 of debt securities at meetings of holders of debt securities for which, in the first instance, the quorum shall be holders representing more than 50% of the aggregate principal amount of debt securities outstanding and, failing such quorum, at an adjourned meeting the quorum shall be the holders of debt securities present, all upon compliance with the procedures specified in an Indenture. If the business to be transacted at any meeting especially affects the rights of holders of any series of debt securities, the approval of a like proportion of such holders is also required.

Any Securities that are registered under the U.S. Securities Act pursuant to the Registration Statement will be subject to the requirements of Section 316(b) of the Trust Indenture Act of 1939, as amended, which provides that the right of any holder of a Security to receive payment of principal and interest when due, or to institute suit for the enforcement of payment, shall not be impaired or affected without the consent of the holder except to the extent permitted by that section.

Definitions

The Indentures contain, among others, definitions substantially to the following effect:

“Debt” means all indebtedness issued, assumed or guaranteed for borrowed money or for the deferred purchase price of property;

“Funded Debt” means all Debt maturing by the terms thereof on, or extendible or renewable at the option of the obligor to, a date more than 24 months after the date of original issue, assumption or guarantee thereof;

“Purchase Money Obligation” means Debt of NSPI incurred or assumed to finance the purchase price, in whole or in part, of any property or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property; provided that such Debt is incurred or assumed substantially concurrently with the purchase of such property or the completion of such construction, installation or improvements, as the case may be, and includes any extension, renewal or refunding of any such Debt so long as the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased; and

“Total Capitalization of NSPI” means the sum of NSPI’s (i) shareholders’ equity (including, for greater certainty, retained earnings and preferred shares) not including appraisal credits or surpluses; (ii) Debt; and (iii) the accumulated provision for future (deferred) income taxes.

Covenants

The Indentures contain various covenants of a general nature including covenants relating to the payment of principal and interest. In addition, the Indentures include covenants substantially to the following effect, that so long as any of the debt securities remain outstanding:

(1)	NSPI will not encumber any of its assets to secure any obligations unless at the same time all the debt securities then outstanding shall be secured equally and rateably with such obligations; provided that this covenant will not apply to nor operate to prevent, among other things, the giving or assumption of (i) any security in the ordinary course of business to any bank or banks to secure any Debt payable on demand or maturing (including any right of extension or renewal) within 24 months of the date such Debt is incurred or of the date of any renewal or extension thereof, (ii) any Purchase Money Obligations, (iii) encumbrances on property of a corporation existing at the time it is merged or consolidated with NSPI or existing upon NSPI’s acquisition, by sale or lease of property, or (iv) certain permitted liens specified in the Indentures.

(2)	NSPI will not create, assume or otherwise incur any Funded Debt, other than Funded Debt represented by Purchase Money Obligations, Funded Debt to any bank or banks or lending institutions which is payable on demand or matures (including any right of extension or renewal) within 24 months of the issue date of or the date of any renewal or extension and any such renewal or extension of such Funded Debt, if immediately thereafter the Funded Debt of NSPI would be in excess of 75% of the Total Capitalization of NSPI.

LEGAL MATTERS

Unless otherwise indicated in a Prospectus Supplement, legal matters in connection with the issuance of the debt securities will be passed upon on behalf of NSPI by Stephen D. Aftanas, Corporate Secretary, and by Cox & Palmer. As of July 15, 2010, Mr. Aftanas and partners and associates of Cox & Palmer, as a group, beneficially owned, directly or indirectly less than one percent of each series of outstanding securities of NSPI.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Grant Thornton LLP, Chartered Accountants, Halifax, Nova Scotia, are the auditors of NSPI. Grant Thornton LLP report that they are independent of NSPI in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia and the requirements of the SEC and the United States Public Company Accounting Oversight Board.

The Trustee is the registrar and transfer agent. Registers for the registration and transfer of the debt securities in registered form are kept at the principal offices of the Trustee in the City of Toronto, Ontario.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this Prospectus, a purchaser should consult its own financial and legal advisors and should carefully consider the following risk factors before investing in debt securities offered under this Prospectus. The debt securities will not be an appropriate investment for a purchaser if the purchaser does not understand the terms of the debt securities or financial matters in general. A purchaser should not purchase debt securities unless the purchaser understands, and can bear, all of the investment risks involving the debt securities. For a discussion of the risks to which NSPI, its operations and its financial results and conditions are subject, see the sections entitled “Risk Factors” and “Forward-Looking Information” in the Company’s Annual Information Form and “Risk Management and Financial Instruments” and “Business Risks” in NSPI’s Management’s Discussion and Analysis, each of which is incorporated by reference in this Prospectus. In addition to such risks, an investment in the debt securities is subject to any other risks identified in a Prospectus Supplement or in any document incorporated by reference subsequent to the date of this Prospectus during the currency of this Prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company exists under the laws of the Province of Nova Scotia. All of the Company’s directors and officers and experts named in this Prospectus are residents of Canada or otherwise reside outside the United States, and all of the Company’s assets are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the civil liability of the Company and the civil liability of the directors, officers and experts under the United States federal securities laws. The Company has filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning an offering of Securities.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the Amended and Restated Short Form Base Shelf Prospectus of Nova Scotia Power Incorporated (the “Company”) dated July 15, 2010 relating to the issue and sale of up to $500,000,000 of Debt Securities (Unsecured). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the balance sheets of the Company as at December 31, 2009 and 2008, and the statements of earnings, cash flows, and changes in shareholders’ equity for each of the years in the two year period ended December 31, 2009. Our report is dated February 4, 2010.

Halifax, Canada

July 15, 2010

(Signed) “Grant Thornton LLP”

Chartered Accountants

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

Under the Companies Act (Nova Scotia) and the Registrant’s Amended Articles of Association, the Registrant must indemnify directors and officers against all costs, losses and expenses that any such director or officer may incur or become liable to pay by reason of any contract entered into, or act or thing done by him as such director or officer or in any way in the discharge of his or her duties; and the amount for which such indemnity is proved immediately attaches as a lien on the property of the Registrant and has priority against the members over all other claims. In addition, no director or other officer of the Registrant shall, in the absence of any dishonesty on the part of such director or officer, be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity, or for any loss or expense happening to the Registrant through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the Registrant, or through the insufficiency or deficiency of any security in or upon which any of the moneys of the Registrant are invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or for any loss occasioned by error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatsoever which happens in the execution of the duties of his or her office or in relation thereto. The Registrant purchases directors’ and officers’ insurance which provides protection for directors and officers in cases where they incur a liability as a result of their activities on behalf of the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS

The following exhibits have been filed as part of this Registration Statement.

Exhibit Number	Description

4.1	Unaudited interim financial statements of the Registrant as at and for the three months ended March 31, 2011 and March 31, 2010 (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K (Commission File No. 333-168126), furnished to the Commission on May 6, 2011).

4.2	Management’s Discussion and Analysis of the Registrant as at May 2, 2011 for the three months ended March 31, 2011 (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K (Commission File No. 333-168126), furnished to the Commission on May 6, 2011).

4.3	Annual Information Form of the Registrant dated March 31, 2011 for the fiscal year ended December 31, 2010 (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 40-F (Commission File No. 333-168126), filed with the Commission on March 31, 2011 (the “Form 40-F”)).

4.4	Audited comparative financial statements of the Registrant as at and for the years ended December 31, 2010 and December 31, 2009 (incorporated by reference to Exhibit 99.2 to the Form 40-F).

4.5	Management’s Discussion and Analysis of the Registrant dated February 9, 2011 for the year ended December 31, 2010 (incorporated by reference to Exhibit 99.3 to the Form 40-F).

5.1*	Consent of Grant Thornton LLP.

6.1	Power of attorney (included in Part III of this registration statement).

7.1	Trust Indenture dated as of October 15, 1993 (the “Debt Indenture”) between the Registrant and Computershare Trust Company of Canada, as trustee (the assignee of Montreal Trust Company of

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Canada), as supplemented by a first supplemental indenture made as of December 15, 1993, a second supplemental indenture made as of August 2, 1994, a third supplemental indenture made as of July 14, 1999 and a fourth supplemental indenture made as of June 10, 2002 (incorporated by reference to Exhibit 7.1 to the Registrant’s Form F-9 (Commission File No. 333-168126), filed with the Commission on July 15, 2010).

7.2	Fifth supplemental indenture dated November 12, 2010 between the Registrant and Computershare Trust Company of Canada, which supplements the Debt Indenture (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K (Commission File No. 333-168126), furnished to the Commission on January 26, 2011).

7.3	Trust Indenture dated as of October 8, 1993 (the “MTN Indenture”) between the Registrant and Computershare Trust Company of Canada, as trustee (the assignee of Montreal Trust Company of Canada), as supplemented by a first supplemental indenture made as of July 14, 1999 and a second supplemental indenture made as of June 10, 2002 (incorporated by reference to Exhibit 7.2 to the Registrant’s Form F-9 (Commission File No. 333-168126), filed with the Commission on July 15, 2010).

7.4	Third supplemental indenture dated November 12, 2010 between the Registrant and Computershare Trust Company of Canada, which supplements the MTN Indenture (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K (Commission File No. 333-168126), furnished to the Commission on January 26, 2011).

*	Filed herewith

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PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2. Consent to Service of Process.

Concurrently with the filing of this Registration Statement, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. In addition, concurrently with the filing of this Registration Statement, Computershare Trust Company of Canada, as trustee, is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant or the trustee shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Halifax, Province of Nova Scotia, Country of Canada, on the 13th day of May, 2011.

NOVA SCOTIA POWER INCORPORATED

By:	/s/ Robert R. Bennett
Name: Robert R. Bennett
Title: President and Chief Executive Officer

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POWERS OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints each of Robert R. Bennett, President and Chief Executive Officer, and Nancy G. Tower, Senior Vice President and Chief Financial Officer, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (unless revoked in writing) to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting to such attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated, on the 13th day of May, 2011.

/s/ Robert R. Bennett
Robert R. Bennett	President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Nancy G. Tower
Nancy G. Tower	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Wesley G. Armour	Director

/s/ J. Lee Bragg
J. Lee Bragg	Director

/s/ R. Irene d’Entremont
R. Irene d’Entremont	Director

/s/ James D. Eisenhauer
James D. Eisenhauer	Director

/s/ Christopher G. Huskilson
Christopher G. Huskilson	Director

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/s/ John T. McLennan
John T. McLennan	Director

/s/ Marie C. Rounding
Marie C. Rounding	Director

/s/ Elaine S. Sibson
Elaine S. Sibson	Director

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Nova Scotia Power Incorporated in the United States, in the City of New York, State of New York, on May 13, 2011.

CT Corporation System (Authorized Representative)

By:	/s/ Florence Merceron
Name: Florence Merceron
Title: Vice President

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EXHIBIT INDEX

Exhibit Number	Description

4.1	Unaudited interim financial statements of the Registrant as at and for the three months ended March 31, 2011 and March 31, 2010 (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K (Commission File No. 333-168126), furnished to the Commission on May 6, 2011).

4.2	Management’s Discussion and Analysis of the Registrant as at May 2, 2011 for the three months ended March 31, 2011 (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K (Commission File No. 333-168126), furnished to the Commission on May 6, 2011).

4.3	Annual Information Form of the Registrant dated March 31, 2011 for the fiscal year ended December 31, 2010 (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 40-F (Commission File No. 333-168126), filed with the Commission on March 31, 2011 (the “Form 40-F”)).

4.4	Audited comparative financial statements of the Registrant as at and for the years ended December 31, 2010 and December 31, 2009 (incorporated by reference to Exhibit 99.2 to the Form 40-F).

4.5	Management’s Discussion and Analysis of the Registrant dated February 9, 2011 for the year ended December 31, 2010 (incorporated by reference to Exhibit 99.3 to the Form 40-F).

5.1*	Consent of Grant Thornton LLP.

6.1	Power of attorney (included in Part III of this registration statement).

7.1	Trust Indenture dated as of October 15, 1993 (the “Debt Indenture”) between the Registrant and Computershare Trust Company of Canada, as trustee (the assignee of Montreal Trust Company of Canada), as supplemented by a first supplemental indenture made as of December 15, 1993, a second supplemental indenture made as of August 2, 1994, a third supplemental indenture made as of July 14, 1999 and a fourth supplemental indenture made as of June 10, 2002 (incorporated by reference to Exhibit 7.1 to the Registrant’s Form F-9 (Commission File No. 333-168126), filed with the Commission on July 15, 2010).

7.2	Fifth supplemental indenture dated November 12, 2010 between the Registrant and Computershare Trust Company of Canada, which supplements the Debt Indenture (incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K (Commission File No. 333-168126), furnished to the Commission on January 26, 2011).

7.3	Trust Indenture dated as of October 8, 1993 (the “MTN Indenture”) between the Registrant and Computershare Trust Company of Canada, as trustee (the assignee of Montreal Trust Company of Canada), as supplemented by a first supplemental indenture made as of July 14, 1999 and a second supplemental indenture made as of June 10, 2002 (incorporated by reference to Exhibit 7.2 to the Registrant’s Form F-9 (Commission File No. 333-168126), filed with the Commission on July 15, 2010).

7.4	Third supplemental indenture dated November 12, 2010 between the Registrant and Computershare Trust Company of Canada, which supplements the MTN Indenture (incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K (Commission File No. 333-168126), furnished to the Commission on January 26, 2011).

*	Filed herewith